Filed by Hortonworks, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Hortonworks, Inc.

Commission File No. 001-36780

Hortonworks, Inc., a Delaware corporation (“Hortonworks”), is making the following supplement to the definitive joint proxy statement/prospectus (the “Joint Proxy Statement”) filed by Hortonworks and Cloudera, Inc., a Delaware corporation (“Cloudera”), on November 27, 2018 with the Securities and Exchange Commission (“SEC”) in connection with the solicitation of proxies for use at the special meetings of each of Hortonworks’ and Cloudera’s stockholders, both to be held on December 28, 2018. The following information supersedes and supplements any information in the Joint Proxy Statement relevant to the applicable topic. Except as specifically supplemented by the information contained in this supplement, all information set forth in the Joint Proxy Statement remains unchanged. Hortonworks urges you to read this supplement carefully and in its entirety together with the Joint Proxy Statement. Any page references listed below are references to pages in the Joint Proxy Statement, not this supplement to the Joint Proxy Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Joint Proxy Statement.

You are encouraged to read carefully this entire supplement and the entire Joint Proxy Statement, including the Annexes and the other documents to which this supplement or the Joint Proxy Statement refers to or incorporates by reference because the information in this section does not provide all the information that might be important to you.

Supplemental Disclosures

The following disclosure replaces the first full paragraph on page 71 of the Joint Proxy Statement. The modified text is underlined and bolded below:

In connection with the evaluation of the merger, however, Cloudera management prepared the Cloudera Financial Forecasts which are summarized in the below table. Cloudera is electing to provide the Cloudera Financial Forecasts in this section of the joint proxy statement/prospectus to provide Cloudera and Hortonworks stockholders access to the Cloudera Financial Forecasts that were made available to the Cloudera board and to the Hortonworks board, as well as their respective financial advisors, for purposes of considering and evaluating the merger. In connection with its preparation of the Cloudera Financial Forecasts, Cloudera management did not generate estimates for every metric or line item that would appear in Cloudera’s audited financial statements.

The following disclosure replaces the last full paragraph on page 71 of the Joint Proxy Statement. The modified text is underlined and bolded below:

In connection with the evaluation of the merger, however, Hortonworks management prepared the Hortonworks Financial Forecasts which are summarized in the below table. Hortonworks is electing to provide the Hortonworks Financial Forecasts in this section of the joint proxy statement/prospectus to provide Hortonworks and Cloudera stockholders access to the Hortonworks Financial Forecasts that were made available to the Hortonworks board and to the Cloudera board, as well as their respective financial advisors, for purposes of considering and evaluating the merger. In connection with its preparation of the Hortonworks Financial Forecasts, Hortonworks management did not generate estimates for every metric or line item that would appear in Hortonworks’ audited financial statements.

The following disclosure replaces the first table on page 72 of the Joint Proxy Statement. The modified text is underlined and bolded below:

Hortonworks Financial Forecasts	CY2019E	CY2020E	CY2021E	CY2022E	CY2023E
	(in millions)
Revenue	$420	$526	$642	$768	$920
Non-GAAP Operating Income (Loss)(1)	$(38)	$4	$68	$123	$162
Cash Taxes	$(2)	$(2)	$(2)	$(2)	$(40)
Capital Expenditures	$(7)	$(5)	$(5)	$(5)	$(6)
Depreciation	$5	$5	$5	$5	$5
Decrease in Working Capital	$57	$37	$32	$36	$41
Unlevered Free Cash Flow(2)	$15	$38	$98	$156	$161(3)(4)

(1)	“Non-GAAP Operating Income” is a non-GAAP financial measure calculated to exclude share-based compensation, amortization of intangibles and other non-recurring items.
(2)

“Unlevered Free Cash Flow” is a non-GAAP financial measure calculated by starting with Non-GAAP Operating Income (as shown in the table above) and subtracting cash taxes paid and capital expenditures, and then adding back depreciation expense and decrease in net working capital.

(3)	The Unlevered Free Cash Flow for CY 2023E was based on a long-term effective tax rate of 25%
(4)	Due to rounding, estimated Non-GAAP Operating Income and the adjustments that follow may not sum exactly to estimated Unlevered Free Cash Flows for each year.

The following disclosure replaces the first full paragraph on page 72 of the Joint Proxy Statement. The modified text is underlined and bolded below:

In connection with the evaluation of the merger, Hortonworks management prepared, with input from Cloudera management, the Combined Company Financial Forecasts, which are summarized in the below table. Hortonworks is electing to provide the Combined Company Financial Forecasts in this section of the joint proxy statement/prospectus to provide Hortonworks stockholders access to the Combined Company Financial Forecasts that were made available to the Hortonworks board, as well as Hortonworks’ financial advisor, for purposes of considering and evaluating the merger. In connection with the preparation of the Combined Company Financial Forecasts, neither Hortonworks management nor Cloudera management generated estimates for every metric or line item that would appear in Hortonworks’ or Cloudera’s audited financial statements.

The following disclosure replaces the second table on page 72 of the Joint Proxy Statement. The modified text is underlined and bolded below:

Combined Company Financial Forecasts	CY2019E	CY2020E	CY2021E	CY2022E	CY2023E
	(in millions)
Revenue(1)	$966	$1,212	$1,521	$1,843	$2,227
Revenue Synergies	$21	$53	$96	$115	$138
Non-GAAP Operating Income (Loss)(2)	$27	$167	$302	$437	$617
Cash Taxes	$(9)	$(10)	$(13)	$(15)	$(154)
Capital Expenditures	$(12)	$(19)	$(22)	$(26)	$(32)
Depreciation	$16	$24	$26	$29	$32
Decrease in Working Capital	$83	$70	$73	$78	$75
NewCo Cash Restructuring	$(99)	$(7)	$—	$—	$—
Unlevered Free Cash Flow(3)	$7	$225	$366	$502	$538(4)(5)

(1)	Revenue is inclusive of revenue synergies.
(2)

“Non-GAAP Operating Income” is a non-GAAP financial measure calculated to exclude share-based compensation, amortization of intangibles and other non-recurring items. Non-GAAP Operating Income is based on the Revenue (as shown in the table above), inclusive of revenue synergies.

(3)

“Unlevered Free Cash Flow” is a non-GAAP financial measure calculated by starting with Non-GAAP Operating Income (as shown in the table above) and subtracting cash taxes paid and capital expenditures, and then adding back depreciation expense and decrease in net working capital.

(4)	The Unlevered Free Cash Flow for CY2023E was based on a long-term effective tax rate of 25%.
(5)	Due to rounding, estimated Non-GAAP Operating Income and the adjustments that follow may not sum exactly to estimated Unlevered Free Cash Flows for each year.

The following disclosure replaces the last full paragraph on page 72 of the Joint Proxy Statement. The modified text is underlined and bolded below:

The Financial Forecasts were not prepared for purposes of public disclosure, nor were they prepared on a basis designed to comply with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections. However, in the view of Cloudera management and Hortonworks management, the Financial Forecasts were prepared on a reasonable basis, and reflect the best currently available estimates and judgments, and present, to the best of Cloudera management’s and Hortonworks management’s knowledge and belief, the expected course of action and the expected future financial performance of Cloudera and Hortonworks. In connection with the preparation of the Financial Forecasts, neither Hortonworks management nor Cloudera management generated estimates for every metric or line item that would appear in Hortonworks’ or Cloudera’s audited financial statements. Neither Cloudera’s independent registered public accounting firm nor Hortonworks’ independent registered public accounting firm, each of which is listed as an expert in the section entitled “ Experts ” on page 139 of this joint proxy statement/prospectus, nor any other independent accountants, compiled, examined or performed any procedures with respect to the Financial Forecasts summarized above, and has not expressed any opinion or any other form of assurance on this information or its achievability, and assumes no responsibility for, and disclaims any association with, the Financial Forecasts. The reports of the independent registered public accounting firms incorporated by reference in this joint proxy statement/prospectus relate to historical financial statements. They do not extend to any financial projections and should not be seen to do so.

The following disclosure replaces the first full paragraph on page 73 of the Joint Proxy Statement. The modified text is underlined and bolded below:

Although presented with numerical specificity, the Financial Forecasts were prepared in accordance with variables, estimates, and assumptions that are inherently uncertain and may be beyond the control of Cloudera and Hortonworks, and which may prove not to have been, or to no longer be, accurate. In preparing the Financial Forecasts, Cloudera and Hortonworks made assumptions and estimates regarding, among other things, total customers and revenues per customer, pricing and volume of products and services sold, capital expenditures, interest rates, corporate financing activities, the effective tax rate, the regulatory and legal environment in which Cloudera and Hortonworks operate, and the amount of general and administrative costs. While in the view of Cloudera and Hortonworks management the Financial Forecasts were prepared on a reasonable basis, the Financial Forecasts are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from the Financial Forecasts include risks and uncertainties relating to Cloudera’s and Hortonworks’ businesses, industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, various risks set forth in Cloudera’s and Hortonworks’ reports filed with the Securities and Exchange Commission, and other factors described or referenced in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” beginning on pages 25 and 32, respectively, of this joint proxy statement/prospectus.

The following disclosure replaces the sixth full paragraph on page 73 of the Joint Proxy Statement. The modified text is underlined and bolded below:

Due to the forward-looking nature of the Financial Forecasts, specific quantifications of the amounts that would be required to reconcile it to GAAP measures are not available. Cloudera and Hortonworks believe that there is a degree of volatility with respect to certain GAAP measures, and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude Cloudera and Hortonworks from providing accurate forecasted non-GAAP to GAAP reconciliations. In connection with the preparation of the Financial Forecasts, neither Hortonworks management nor Cloudera management generated separate quantitative forecasts for each GAAP measure or adjustment made that could be relevant to non-GAAP measures disclosed in the Financial Forecasts.

The following disclosure replaces the section of the Joint Proxy Statement titled “The Merger—Opinion of Hortonworks’ Financial Advisor—Illustrative Incremental Value DCF Analysis—DCF Analysis–Hortonworks Standalone” on pages 83 and 84. The modified text is underlined and bolded below:

DCF Analysis—Hortonworks Standalone

With respect to the DCF analysis of Hortonworks on a standalone basis, Qatalyst Partners performed a DCF analysis designed to imply the net present value per share of Hortonworks common stock as of December 31, 2018, by:

1. adding:

a) the implied net present value of the estimated future unlevered free cash flows of Hortonworks, based on the Hortonworks projections for calendar years 2019 through 2022 (which implied net present value was calculated by using a range of discount rates of 10.5% to 14%, based on an estimated weighted average cost of capital for Hortonworks); and

b) the implied net present value of a corresponding terminal value of Hortonworks, calculated by multiplying the estimated unlevered free cash flow in calendar year 2023, based on the Hortonworks projections (assuming an effective tax rate of 25%, as provided by Hortonworks management, and which tax rate excludes the effect of Hortonworks’ estimated remaining tax attributes for 2023, which were separately valued, as described in item 3 below) by a range of multiples of enterprise value to next-twelve-months estimated unlevered free cash flow of 20x to 30x (the “Terminal NTM uFCF Multiples”), which representative range of multiples was selected by Qatalyst Partners utilizing its professional judgment and experience, taking into account the Hortonworks projections, and discounted to net present value using the same range of discount rates used in item (1(a)) above;

2. adding the estimated net cash balance of Hortonworks as of December 31, 2018, based on the Hortonworks projections, as provided by Hortonworks management;

3. adding the implied net present value of estimated federal net operating losses (the “NOLs”) as of December 31, 2022 based on the Hortonworks projections (which implied net present value was calculated by using the same range of discount rates used in item (1) above and the tax rate applicable to Hortonworks, as provided by Hortonworks management); and

4. dividing the resulting amount by the number of fully-diluted shares of common stock of Hortonworks outstanding (calculated utilizing the treasury stock method), which takes into account the restricted stock units (including equity awards expected to be granted by Hortonworks management prior to closing), performance stock units, and stock options, as of September 30, 2018, all of which amounts were provided by Hortonworks management (such number, the “Hortonworks fully diluted shares”), and applying a dilution factor of approximately 15%, as projected by Hortonworks management, to reflect the dilution to current stockholders over the projected period due to the effect of future equity compensation grants.

The following disclosure replaces the section of the Joint Proxy Statement titled “The Merger—Opinion of Hortonworks’ Financial Advisor—Illustrative Incremental Value DCF Analysis—DCF Analysis–NewCo” on page 84. The modified text is underlined and bolded below:

DCF Analysis—NewCo

With respect to the DCF analysis of NewCo, Qatalyst Partners performed a DCF analysis designed to imply the net present value per share of NewCo common stock as of December 31, 2018 and, by taking into account the exchange ratio, the value of such shares to Hortonworks stockholders assuming the consummation of the merger by:

1. adding:

a) the implied net present value of the estimated future unlevered free cash flows of NewCo, based on the NewCo projections for calendar years 2019 through 2022 (which implied net present value was calculated by using a range of discount rates of 11.5% to 13% based on an estimated weighted average cost of capital for NewCo); and

b) the implied net present value of a corresponding terminal value of NewCo, calculated by multiplying the estimated unlevered free cash flow in calendar year 2023, based on the NewCo projections (assuming an effective tax rate of 25%, as provided by Hortonworks management, and which tax rate excludes the effect of NewCo’s estimated remaining tax attributes for 2023, which were separately valued, as described in item 3 below) by the Terminal NTM uFCF Multiples of 20x to 30x, which representative range of multiples was selected by Qatalyst Partners utilizing its professional judgment and experience, taking into account the NewCo projections, and discounted to net present value using the same range of discount rates used in item (1(a)) above;

2. adding the estimated net cash balance of NewCo as of December 31, 2018, based on the Hortonworks projections and the Cloudera projections, as provided by Hortonworks management and Cloudera management, respectively;

3. adding the implied net present value of federal NOLs for NewCo as of December 31, 2022, based on the NewCo projections (which implied net present value was calculated by using the same range of discount rates used in item (1) above and the tax rate applicable to NewCo, as provided by Hortonworks management);

4. dividing the resulting amount by the number of fully diluted shares of NewCo common stock outstanding (calculated utilizing the treasury stock method) (the “NewCo fully diluted shares”), which takes into account the Hortonworks fully diluted shares and Cloudera common stock outstanding, restricted stock units, performance stock units, and stock options of Cloudera, as of September 30, 2018, as provided by Cloudera management, and applying a dilution factor of approximately 15%, as provided by Hortonworks management, to reflect the dilution to NewCo stockholders over the projections period due to ongoing issuance of equity awards; and

5. multiplying the resulting value in item 4 above (which represents the net present value per share of NewCo common stock) by the exchange ratio of 1.305x to calculate the net present value per share of Hortonworks common stock assuming consummation of the merger.

With respect to the DCF analysis of NewCo described above, Qatalyst Partners performed a DCF analysis that included revenue synergies and a DCF analysis that excluded revenue synergies.

The following disclosure replaces the section of the Joint Proxy Statement titled “The Merger—Opinion of Hortonworks’ Financial Advisor—Illustrative Incremental Value DCF Analysis—Future Trading Analysis–Hortonworks Standalone” on page 85. The modified text is underlined and bolded below:

Future Trading Analysis – Hortonworks Standalone

For this analysis of Hortonworks on a standalone basis, Qatalyst Partners calculated the illustrative per share future value of Hortonworks common stock by multiplying the estimated future levered free cash flows of Hortonworks based on the Hortonworks projections by a range of multiples of fully-diluted equity value to estimated next-calendar-year levered free cash flow of 20x to 30x for calendar years 2020 through 2023, which representative range of multiples was selected by Qatalyst Partners utilizing its professional judgment and experience, taking into account the Hortonworks projections, and dividing the resulting amount by the number of Hortonworks fully diluted shares, as adjusted for the ongoing issuance of equity awards throughout the projections period, as provided by Hortonworks management. Qatalyst Partners then calculated the net present value per share of Hortonworks common stock by using a discount rate of 13%.

The following disclosure replaces the section of the Joint Proxy Statement titled “The Merger—Opinion of Hortonworks’ Financial Advisor—Illustrative Incremental Value DCF Analysis—Future Trading Analysis–NewCo” on page 85. The modified text is underlined and bolded below:

Future Trading Analysis – NewCo

For this analysis with respect to NewCo, Qatalyst Partners calculated the illustrative per share future value of NewCo common stock by multiplying the estimated future levered free cash flows of NewCo using the NewCo projections by a range of multiples of fully-diluted equity value to estimated next-calendar-year levered free cash flow of 20x to 30x for calendar years 2020 through 2023, which representative range of multiples was selected by Qatalyst Partners utilizing its professional judgment and experience, taking into account the NewCo projections, and dividing the resulting amount by the number of NewCo fully diluted shares, as adjusted for the ongoing issuance of equity awards throughout the projections period, as provided by Hortonworks management. Qatalyst Partners then calculated the net present value per share of NewCo common stock by using a discount rate of 12.5%.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such statements are subject to risks and uncertainties that include, but are not limited to: (i) Cloudera or Hortonworks may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Cloudera or Hortonworks to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Cloudera or Hortonworks does business, or on Cloudera’s or Hortonworks’ operating results and business generally; (v) Cloudera’s or Hortonworks’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Cloudera or Hortonworks may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and (x) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Cloudera and Hortonworks are set forth in their respective filings with the SEC, including in the Joint Proxy Statement, and each of Cloudera’s and Hortonworks’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2018 under the heading “Risk Factors” and Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in the Registration Statement and Cloudera’s most recent Quarterly Report on Form 10-Q and Hortonworks’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Cloudera and Hortonworks and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Cloudera and Hortonworks file from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Cloudera and Hortonworks assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, Cloudera has filed with the SEC a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a final prospectus with respect to the shares of Cloudera’s common stock to be issued in the proposed merger and the Joint Proxy Statement with respect to the proposed merger. The Registration Statement was declared effective by the SEC on November 20, 2018, and the Joint Proxy Statement was mailed or otherwise made available to Cloudera’s and Hortonworks’ respective stockholders on November 28, 2018. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CLOUDERA’S AND HORTONWORKS’ RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF CLOUDERA AND HORTONWORKS WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders can obtain a free copy of the Joint Proxy Statement and other documents containing important information about Cloudera and Hortonworks, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Cloudera and Hortonworks make available free of charge at www.cloudera.com and www.hortonworks.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the Registration Statement or the Joint Proxy Statement.

Participants in the Solicitation

This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cloudera, Hortonworks and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Cloudera and Hortonworks in connection with the proposed merger. Information regarding the interests of such individuals in the proposed merger, by security holdings or otherwise, is included in the Joint Proxy Statement relating to the proposed merger that has been filed with the SEC. Security holders may also obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. Security holders may obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. To the extent the holdings of Cloudera securities by Cloudera’s directors and executive officers or the holdings of Hortonworks securities by Hortonworks’ directors and executive officers have changed since the amounts set forth in Cloudera’s or Hortonworks’ respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger are included in the Joint Proxy Statement relating to the proposed merger. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Cloudera’s website at www.cloudera.com and Hortonworks’ website at www.hortonworks.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the Registration Statement or the Joint Proxy Statement.